NO ACT

PO
12-23-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09004144

February 12, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-12-09

Andrew Bor
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: Fisher Communications, Inc.
Incoming letter dated December 23, 2008

Dear Mr. Bor:

This is in response to your letter dated December 23, 2008 concerning the shareholder proposal submitted to Fisher Communications by FrontFour Capital Group LLC. We also have received a letter from the proponent dated December 30, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: David A. Lorber
Managing Member
FrontFour Capital Group LLC
Two Stamford Landing
68 Southfield Avenue, Suite 290
Stamford, CT 06902

February 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fisher Communications, Inc.
Incoming letter dated December 23, 2008

The proposal requests that the board take the necessary steps to declassify the board of directors so that all directors are elected on an annual basis.

There appears to be some basis for your view that Fisher Communications may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Fisher Communications with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Fisher Communications omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerelv.

Matt S. McNair
Attorney-Adviser

FrontFour Capital Group LLC
Two Stamford Landing
68 Southfield Avenue, Suite 290
Stamford, CT 06902

December 30, 2008

VIA EMAIL and FEDEX PRIORITY OVERNIGHT

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
shareholderproposals@sec.gov

Re: Request by Fisher Communications, Inc. to omit shareholder proposal submitted by FrontFour Master Fund, Ltd.

Dear Sir/Madam,

This letter is submitted by FrontFour Capital Group LLC ("FFCG") on behalf of FrontFour Master Fund, Ltd. ("Master Fund"; together with FFCG, "we" or "FrontFour") in response to the claim of Fisher Communications, Inc. ("Fisher" or the "Company"), by letter dated December 23, 2008 ("Fisher Letter"), that it may exclude the shareholder proposal (the "Proposal") of the Master Fund from its 2009 proxy materials.

We note that the Fisher Letter acknowledges that the eligibility and procedural issues raised by Fisher in its December 5, 2008 letter to FrontFour have been resolved.

I. FrontFour's Response

As stated in our letters dated November 21, 2008 and December 16, 2008, the Proposal requests that:

> the Board of Directors take the necessary steps to declassify the Board of Directors so that all directors are elected on an annual basis, beginning at the 2010 annual meeting.

Fisher argues that the Proposal is excludable under Rule 14a-(8)(i)(8), which permits exclusion if "the proposal relates to an election for membership on the company's board of directors or analogous governing body." Fisher's arguments are premised on the interpretation that "beginning at the 2010 annual meeting" modifies "all directors are elected on an annual basis" such that the current directors and directors elected at the 2009 annual meeting would be prevented from completing the terms for which they have already been elected. Fisher's interpretation of the Proposal is incorrect. The Proposal requires that directors elected beginning at the 2010 annual meeting be elected for one year terms. Directors whose terms do not expire until a subsequent annual meeting, would continue to serve out their terms.

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is **entitled** to exclude a proposal." (emphasis added). We submit that Fisher has failed to meet this burden. Fisher relies on four no-action letters (discussed below), and argues that they compel the conclusion that the Proposal is excludable. All of the arguments advanced in the Fisher Letter are premised on the notion that the Proposal will disqualify directors previously elected from completing their terms. As noted above, we respectfully disagree with Fisher's reading of the Proposal. Nevertheless, to avoid possible misinterpretation of the Proposal, and consistent with the original intent of the Proposal, we are prepared to modify the Proposal by adding the following on the end of the Proposal: "...; provided that no director elected prior thereto shall be prevented from completing the term to which such director was elected." We believe the Proposal, as originally presented, is clear, but are willing to amend the Proposal as stated (and as set forth in Annex A). We do not believe the proposed revision alters the substance of the Proposal.

The Staff, consistent with SLB No. 14 (section E.5), has consistently permitted shareholder proponents to revise their proposals to accommodate objections that have been raised. See, for example, the following no-action letters, each of which was cited to the Staff by Fisher. We note, had Fisher brought its difficulty with the Proposal to the attention of FrontFour in its correspondence of December 5, 2008, FrontFour would have made the proposed clarifying modification without the need to involve the Staff in the no-action letter process.

II. <u>No-Action Letters Cited By Fisher</u>

We note that in responding to the de-stagger proposal at issue in the *Dollar Tree Stores, Inc.* decision cited by Fisher (available March 7, 2008), the Staff wrote:

> There appears to be some basis for your view that Dollar Tree may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. **It appears, however, that this defect could be cured if the proposal was revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.** (emphasis added).

Each other letter cited by Fisher, namely *Hilb Rogal & Hobbs Co.* (avail. Mar. 3, 2008), *FirstEnergy Corp.* (avail. Mar. 17, 2003), and *The Boeing Company* (avail. Feb. 6, 2002), all include virtually identical language to the passage cited above. We submit that Fisher's reliance on the above no-action letters is misplaced. The SEC has consistently taken the position that a shareholder proposal to declassify a board of directors cannot be excluded pursuant to Rule 14a-8(i)(8) as long as the proposal does not disqualify current directors or nominees to the board of directors. *See, e.g., NiSource, Inc.* (avail. Mar. 9, 2005) (staff did not concur that the declassification proposal could be excluded pursuant to Rule 14a-8(i)(8) where the proposal sought declassification "in the most expeditious manner possible").

III. <u>Conclusion</u>

For the reasons set forth above, we submit that Fisher has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g)), and respectfully submit that its request for a no-action letter should be denied.

Neither the delivery of this response, nor our willingness to amend the Proposal as set forth in Annex A, shall be deemed to constitute an admission that the Proposal as previously presented was in any way defective.

* * *

If you have any questions or need additional information, please do not hesitate to call me at 203-274-9052. I have enclosed six copies of this letter for the staff, and am sending copies (including Annex A) to counsel for the Company.

Very truly yours,

By: FrontFour Capital Group LLC

By: 
Name: David A. Lorber
Title: Managing Member, FrontFour Capital Group, LLC // FrontFour GP LLC

w/ enclosure
cc: Andrew Bor, Perkins Coie

Annex A

Proposed Resolution
BE IT RESOLVED, that the shareholders of the Company hereby request that the Board of Directors take the necessary steps to declassify the Board of Directors so that all directors are elected on an annual basis, beginning at the 2010 annual meeting; provided that no director elected prior thereto shall be prevented from completing the term to which such director was elected.

Supporting Statement of Stockholder
We believe that the annual election of all directors encourages board accountability to its shareholder constituents. Currently, the Board of Directors of Fisher Communications, Inc. is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interest of all shareholders because a classified board protects the incumbency of the Board of Directors, which in turn dilutes the voice of shareholders and limits the Boards accountability to shareholders.

Investors, interest groups and directors are striving to implement best practice corporate governance policies at corporations. The elimination of a classified board is one step toward improved corporate governance at Fisher Communications. The elimination of the staggered board would require each director to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on performance and the maximization of shareholder value.

For improved corporate governance and Board accountability at Fisher Communications, Inc. and the annual election of our Board of Directors we ask shareholders to vote YES on this proposal.



Andrew Bor
PHONE: (206) 359-8577
FAX: (206) 359-9577
EMAIL: abor@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

December 23, 2008

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by FrontFour Capital Group LLC for Inclusion in the Fisher Communications, Inc. 2009 Proxy Statement

Dear Sir or Madam:

We are counsel to Fisher Communications, Inc., a Washington corporation (the "***Company***"). On November 24, 2008, the Company received a shareholder proposal and supporting statement (together, the "***Original Proposal***") from FrontFour Capital Group LLC (the "***Proponent***") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2009 Annual Meeting of Shareholders (the "***2009 Proxy Statement***"). On December 17, 2008, the Company received a restated shareholder proposal and supporting statement (together, the "***Proposal***") from the Proponent. As the changes to the Original Proposal are not such that the Proposal is actually a different proposal from the Original Proposal, the Company acknowledges and accepts the Proposal. The Original Proposal and the Proposal are attached to this letter as ***Exhibit A*** and ***Exhibit B***, respectively.

The purpose of this letter is to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intent to exclude the Proposal from the 2009 Proxy Statement and form of proxy (the "***2009 Proxy Materials***"). On behalf of the Company, we hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, the Company excludes the Proposal from the 2009 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to shareholderproposals@sec.gov. The Proponent is also copied on such email. Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter and all of its attachments via overnight courier to the Proponent as notice of the Company's intention to exclude the Proposal from the 2009 Proxy

Materials. The Company presently intends to file its definitive proxy materials on or about March 23, 2009, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2009 Proxy Materials with the Commission.

Please fax any response by the Staff to this letter to my attention at (206) 359-9577 and to the attention of Mr. David A. Lorber, Managing Member of the Proponent, at (203) 274-9045. A copy of other correspondence from the Company to the Proponent relating to the Original Proposal is attached to this letter as ***Exhibit C***.

The Proposal

The Proposal relates to the declassification of the Company's Board of Directors (the "***Board***") and states, in relevant part:

> *BE IT RESOLVED, that the shareholders of the Company hereby request that the Board of Directors take the necessary steps to declassify the Board of Directors so that all directors are elected on an annual basis, beginning at the 2010 annual meeting.*

Analysis of Basis for Exclusion

The Proposal May Be Omitted Under Rule 14a-8(i)(8) as Relating to Election to the Company's Board of Directors

The Proposal may be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Pursuant to Article IV of the Company's Articles of Incorporation, the Board is divided into three classes, with approximately one-third of the Board being elected annually. Directors are elected to serve three-year terms. Of the Company's ten continuing directorships, three directors must stand for election in 2009, another three in 2010 and four in 2011. The Proposal contemplates that the full Board should be elected at the 2010 Annual Meeting of Shareholders. As a result, some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the term of directors elected to the Board at the 2009 Annual Meeting of Shareholders (the "***2009 Annual Meeting***"), and may similarly prevent them from completing terms for which they will be elected. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8).

The Staff has consistently stated in prior no-action letters that a proposal that would declassify a board of directors is excludable because it might "disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting." *See, e.g., Dollar Tree Stores, Inc.* (Mar. 7, 2008); *Hilb Rogal & Hobbs Co.* (Mar. 3, 2008); *FirstEnergy Corp.* (Mar. 17, 2003); *Boeing Co.* (Feb. 6, 2002). The Proposal is the same in all material respects as the proposals submitted in these letter rulings. The Proponent has made no attempt to provide for the protection of the terms of directors already elected, or to clarify that the election scheduled at the 2009 Annual Meeting would not be affected.

Because the Proposal, if adopted, would disqualify certain current directors and all director nominees elected at the 2009 Annual Meeting from completing their terms on the Board in contravention of Rule 14a-8(i)(8), it is properly excludable from the 2009 Proxy Materials.



For the foregoing reasons, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials and requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2009 Proxy Materials.

Should you have any questions regarding any aspect of this letter or require any additional information, please call me at (206) 359-8577.

Very truly yours,

Andrew Bor

Enclosures

cc: David A. Lorber, FrontFour Capital Group LLC
Christopher J. Bellavia, Fisher Communications, Inc

EXHIBIT A

Rec'd 11-24-08

FrontFour Capital Group LLC
Two Stamford Landing
68 Southfield Avenue, Suite 290
Stamford, CT 06902

November 21, 2008

VIA REGISTERED MAIL

Fisher Communications, Inc.
100 Fourth Avenue North
Suite 510
Seattle, Washington 98109
Attn: Mr. Christopher J. Bellevia
Vice President, Senior Attorney, and Corporate Secretary

cc: Board of Directors

RE: Shareholder Proposal for 2009 Annual Meeting of Shareholders

Dear Mr. Bellevia:

FrontFour Capital Group LLC hereby submits the following shareholder proposal for the Fisher Communications, Inc. 2009 Annual Meeting of Shareholders.

The securities beneficially owned by FrontFour Capital Group LLC (the "Adviser") are held directly by FrontFour Master Fund, Ltd. (the "Master Fund") and Distressed Securities & Special Situations-1 a series of Underlying Funds Trust (collectively with the Master Fund, the "Funds") which are advised and sub-advised, respectively, by the Adviser. The Adviser is deemed to be the indirect beneficial owner of the securities of Fisher Communications, Inc. (the "Company"). The Adviser whose primary business address is Two Stamford Landing, 68 Southfield Avenue, Stamford, CT 06902, hereby submits the enclosed shareholder proposal and supporting statement for inclusion in the Fisher Communications, Inc. proxy statement to be circulated to Company shareholders in connection with the 2009 annual meeting of shareholders. The proposal is being submitted under Securities Exchange Act of 1934 Rule 14a-8, and relates to the declassification of the Board of Directors.

The Adviser has continuously beneficially held at least $2,000 in market value or 1% of Fisher Communications common stock for more than one year. Under separate cover please see verification from JP Morgan. The Adviser has beneficially held such interest since April 2007. At the date of this letter the Adviser beneficially owns 11,115 shares of the Company. The Adviser will continue to hold an interest in the issuer through the date of the 2009 annual meeting. A representative of the will adviser will attend the 2009 annual meeting in person or by proxy.

Proposed Resolution
BE IT RESOLVED, that the shareholders of the Company hereby request that the Board of Directors take the necessary steps to declassify the Board of Directors so that all directors are elected on an annual basis, beginning at the 2010 annual meeting.

Supporting Statement of Stockholder
The Adviser believes that the annual election of all directors encourages board accountability to its shareholder constituents. Currently, the Board of Directors of Fisher Communications, Inc. is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interest of all shareholders because a classified board protects the incumbency of the Board of Directors, which in turn dilutes the voice of shareholders and limits the Boards accountability to shareholders.

Investors, interest groups and directors are striving to implement best practice corporate governance policies at corporations. The elimination of a classified board is one step toward improved corporate governance at Fisher Communications. The elimination of the staggered board would require each director to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on performance and the maximization of shareholder value.

For improved corporate governance and Board accountability at Fisher Communications, Inc. and the annual election of our Board of Directors we ask shareholders to vote YES on this proposal.

If you require any additional information or wish to discuss the proposal, please contact David A. Lorber at 203-274-9052 or at the address set forth above.

Sincerely,

By: FrontFour Capital Group LLC, its General Partner



By:
Name: David A. Lorber
Title: Managing Member

J.P.Morgan

November 21, 2008

FrontFour Capital Group LLC
Attn: Mr. Jerry Meyer
68 Southfield Ave, Suite 290
Stamford, CT 06902

To Whom It May Concern,

Please accept this letter as verification that FrontFour Master Fund LTD held at least $2,000 worth of Fisher Communications Inc (FSCI) stock since 4/10/07 in their prime brokerage account at JP Morgan.

Please let me know if you have any questions or concerns.

Sincerely,



Keith Pulsifer
Managing Director

JPMorgan

EXHIBIT B

FrontFour Capital Group LLC
Two Stamford Landing
68 Southfield Avenue, Suite 290
Stamford, CT 06902

December 16, 2008

VIA REGISTERED MAIL

Fisher Communications, Inc.
100 Fourth Avenue North
Suite 510
Seattle, Washington 98109
Attn: Mr. Christopher J. Bellevia
Vice President, Senior Attorney, and Corporate Secretary

cc: Board of Directors

RE: Shareholder Proposal for 2009 Annual Meeting of Shareholders

Dear Mr. Bellevia:

This letter is in response to your letter dated December 5, 2008, which I received on December 8, 2008.

As referenced in my November 21, 2008 letter (including the J.P.Morgan letter accompanying the same; the "11/21 Letter"), FrontFour Capital Group LLC submitted the shareholder proposal (which relates to the declassification of the Board of Directors of Fisher Communications Inc (FSCI)) on behalf of the FrontFour Master Fund, Ltd. (the "Master Fund"). As noted in the 11/21 Letter, the shares of FSCI are held directly by the Master Fund.[1]

The Master Fund has held at least $2,000 worth of FSCI stock since April 10, 2007 in a prime brokerage account at J.P.Morgan, the "record holder" of the FSCI shares. For your reference, I have attached a copy of the 11/21 Letter (which includes the letter from Keith Pulsifer of J.P.Morgan) showing the Master Fund's requisite ownership pursuant to Proxy Rule 14a-8.

---

[1] As the Master Fund has no employees, the securities it holds (including those of FSCI) are managed by FrontFour Capital Group LLC and FrontFour GP LLC (together the "Adviser"). The Adviser has full investment discretion over the FSCI securities held by the Master Fund. While the Adviser, for purposes of Section 16 of the Securities Exchange Act of 1934, disclaims beneficial ownership of all FSCI securities in excess of its actual pecuniary interest, the Adviser may be deemed to be the indirect beneficial owner of the FSCI securities by reason of its control over the Master Fund and its fractional pecuniary interest in the FSCI securities.

As FSCI's December 5 letter took the view that the 11/21 Letter did not constitute sufficient proof under Proxy Rule 14a-8, we requested that J.P.Morgan re-confirm the Master Fund's ownership, and in that regard, attach an additional letter from J.P. Morgan Securities Corp. dated December 11, 2008 (the "12/11 Letter"). The 12/11 Letter indicates that the Master Fund has continuously beneficially held at least $2,000 in market value of FSCI common stock for at least one year prior to the shareholder proposal as required by Proxy Rule 14a-8.

This letter further reconfirms that the Master Fund intends to continue to hold such FSCI shares through the date of the 2009 annual meeting. A representative of the Master Fund will attend the 2009 annual meeting in person or by proxy.

We have clarified the ownership situation by restating the Proposed Resolution and Supporting Statement below.

Proposed Resolution
BE IT RESOLVED, that the shareholders of the Company hereby request that the Board of Directors take the necessary steps to declassify the Board of Directors so that all directors are elected on an annual basis, beginning at the 2010 annual meeting.

Supporting Statement of Stockholder
We believe that the annual election of all directors encourages board accountability to its shareholder constituents. Currently, the Board of Directors of Fisher Communications, Inc. is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interest of all shareholders because a classified board protects the incumbency of the Board of Directors, which in turn dilutes the voice of shareholders and limits the Boards accountability to shareholders.

Investors, interest groups and directors are striving to implement best practice corporate governance policies at corporations. The elimination of a classified board is one step toward improved corporate governance at Fisher Communications. The elimination of the staggered board would require each director to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on performance and the maximization of shareholder value.

For improved corporate governance and Board accountability at Fisher Communications, Inc. and the annual election of our Board of Directors we ask shareholders to vote YES on this proposal.

* * *

If you require any additional information or wish to discuss the proposal, please contact David A. Lorber at 203-274-9052 or at the address set forth above.

Sincerely,

By: FrontFour Capital Group LLC



By:

Name: David A. Lorber
Title: Managing Member, FrontFour Capital Group, LLC // FrontFour GP LLC

w/ enclosures

J.P.Morgan

December 11, 2008

FrontFour Capital Group LLC
Attn: Mr. Jerry Meyer
68 Southfield Ave, Suite 290
Stamford, CT 06902

Dear Mr. Meyer,

As of November 21, 2008, and for at least one year prior, the Front Four Master Fund LTD (the "Fund") has continuously held at least U.S. $2,000 in market value of Fisher Communications Inc (FSCI) (the "Shares") in the Fund's account (account number ***FISMA & OMB Memorandum M-07-16*** maintained at J.P. Morgan Securities Corp. (formerly known as Bear, Stearns Securities Corp.) ("JPMCC"). For purposes of this letter, JPMCC has been the record holder of the Shares.

Sincerely,



Keith Pulsifer
Managing Director

EXHIBIT C



December 5, 2008

VIA OVERNIGHT COURIER

David A. Lorber
FrontFour Capital Group LLC
Two Stamford Landing
68 Southfield Avenue, Suite 290
Stamford, CT 06902

Re: Shareholder Proposal Concerning Board Declassification

Dear Mr. Lorber:

On November 24, 2008, we received a shareholder proposal from FrontFour Capital Group LLC concerning board declassification, which was submitted for inclusion in our 2009 proxy statement. We appreciate your interest in this issue.

The purpose of this letter is to notify you that we have not received sufficient proof that FrontFour Capital Group LLC, as the proponent of the proposal, has continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Proxy Rule 14a-8(b)(2) requires that FrontFour Capital Group LLC, as a non-registered shareholder or "beneficial holder," demonstrate its eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that FrontFour Capital Group LLC has continuously held the requisite number of securities for at least one year prior to the time the proposal was submitted. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at 206-404-4885.

Sincerely,

Christopher J. Bellavia
Vice President, Legal

Enclosure

100 Fourth Avenue, North, Suite 510
Seattle, WA 98109

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.